SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 21, 2022

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, July 21, 2022 regarding “Ericsson completes acquisition of Vonage”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: July 21, 2022

PRESS RELEASE

July 21, 2022

Ericsson completes acquisition of Vonage

•	As of July 21, 2022, Vonage becomes wholly owned subsidiary of Ericsson

•	With Vonage on board, Ericsson will create a market for easy to adopt global network Application Program Interfaces (“APIs”); this will drive the next wave of digitalization

•	Ericsson will generate near-term synergies from bringing Vonage Unified Communications as a Service (UCaaS) and Contact Center as a Service (CCaaS) solutions to its existing customers

•	Rory Read, Vonage CEO, appointed member of Ericsson’s Executive Team

Ericsson (NASDAQ: ERIC) has completed its acquisition of Vonage Holdings Corp. (Vonage) (NASDAQ: VG), supporting Ericsson’s strategy to leverage technology leadership to grow its mobile network business and expand into enterprise. The acquisition provides Ericsson with access to powerful building blocks to offer a full suite of communications solutions including, Communications Platform as a Service (CPaaS), UCaaS and CCaaS.

By leveraging the Vonage CPaaS offering, Ericsson aims to transform the way advanced 5G network capabilities are exposed, consumed and paid for. This will provide the global developer community, including Vonage’s more than one million registered developers, with easy access to 4G and 5G network capabilities via open Application Program Interfaces (APIs).

For communications service providers (CSPs), global network APIs—such as location and quality of service APIs—provide new opportunities to expand their profit pools to monetize 5G network capabilities. For Ericsson, global APIs provide a new material growth opportunity. The existing market for communications APIs – such as video, voice and SMS – is currently growing at 30 percent annually and projected to reach USD 22 billion by 2025.

Accessing network capabilities in an open, intuitive, and programmable way via global APIs will enable developer communities to create applications for any device that benefits from connection to the 5G network. Developers can utilize network characteristics such as user authentication, bandwidth, responsiveness, energy efficiency, security, identification and reliability—or network information such as device information or predictive coverage.

These new and innovative consumer and enterprise applications will further drive the rollout of 5G and network Capex.

To accelerate growth in Vonage’s UCaaS and CCaaS solutions, Ericsson intends to increase R&D investments and offer these solutions to CSPs, enabling Ericsson’s existing customers to sell through their own brands, and accelerate growth. Ericsson will also complement existing communications offerings to small and medium sized companies with the Vonage UCaaS and CCaaS solutions which will form a strong part of Ericsson’s offerings to both CSPs and enterprises.

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PRESS RELEASE

July 21, 2022

Börje Ekholm, President and CEO, says: “We are excited to welcome Vonage as part of Ericsson. With Vonage’s suite of communications solutions – UCaaS, CCaaS and Communications APIs – Ericsson will further expand its offerings into the enterprise space. In the future, network capabilities will be consumed and paid for through open network APIs, creating the opportunity for unparalleled innovation. We have already launched the first network API, Dynamic End-user Boost, based on existing 4G infrastructure. With Vonage, we will now develop and commercialize these new APIs. We are already seeing great progress with frontrunner CSPs, and we aim to launch the first 5G network APIs in the coming year. We will continue to create new, enhanced applications and services for enterprises, while driving continued innovation on Vonage’s UCaaS and CCaaS applications, helping businesses create new digital experiences for better communications, connections and engagement.

“By linking the network world with the global developer community, we’re creating a paradigm shift that will put the network at the center, allowing the CSPs a new monetization opportunity supporting increasing investments in high-performance networks.”

“4G was the platform that allowed the consumer to digitalize. It opened new business models and created some of the fastest-growing companies in history. With 5G, we have an innovation platform, unlike anything we’ve seen before, offering almost limitless opportunities to develop super-fast, highly reliable, low-latency and mission-critical services. With 5G, we will see accelerated digitalization of enterprises with Vonage’s UCaaS and CCaaS suite being a solid growth platform.”

Vonage was recently named the leader in the Omdia Universe: Selecting a CPaaS Platform 2022 report, ranked in top positions on customer experience and solutions capability. It currently serves over 120,000 business customers, has a global community of more than one million registered developers and a highly scaled platform with a combined 25 billion messages and minutes per year. This, combined with Ericsson’s deep network expertise, industry-leading portfolio and global scale, is expected to enable Ericsson to seed and accelerate the market for global network APIs. CSPs will benefit from global reach, beyond national or regional setups.

The acquisition will also further strengthen Ericsson’s presence and long-term commitment to the United States, where it has a 120-year history of conducting business.

Rory Read, Vonage CEO, says: “Vonage was born out of innovation and is today a global leader in business cloud communications. This partnership will strengthen our offerings to businesses across the globe by leveraging Ericsson’s leadership in 5G, global market presence and strong R&D capabilities. With the demand for UCaaS, CCaaS and Communications APIs growing rapidly, the combined expertise, talent and innovation is good news for our customers and partners.”

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PRESS RELEASE

July 21, 2022

He adds “The way we work, shop, learn, see a doctor, exercise and entertain is fundamentally changing. Together, Ericsson and Vonage will be at the heart of the next wave of the digital transformation, providing enterprises, CSPs and end users with innovative applications and services that will change how business gets done. We will drive deeper connections and engagement among employees and across customer touchpoints, making for exceptional experiences.”

Additional information about the transaction

The transaction is expected to be accretive to Ericsson’s EPS (excluding non-cash amortization impacts) and free cash flow before Mergers & Acquisitions (M&As) from 2024 onwards.

Vonage will become a separate business area within the Ericsson Group—called Business Area Global Communications Platform (BGCP). Rory Read, current CEO of Vonage, is appointed Senior Vice President and Head of Business Area Global Communications Platform and a member of Ericsson’s Executive Team.

With the completion of the transaction, Vonage will continue to operate under its existing name and brand being part of the Ericsson Group.

As of the closing date, Vonage’s financial performance will be reported in Segment Enterprise along with Business Area Enterprise Wireless Solutions and Business Area Technologies & New Businesses as of the third quarter 2022.

Vonage common stock has ceased trading and will no longer be listed on the Nasdaq Global Select Market.

The acquisition was funded with cash on hand. The USD amount has been hedged with both external transactions and internal netting of Ericsson’s ongoing USD inflows.

The transaction is expected to deliver near-term revenue synergy opportunities, including CSPs selling through their own brands and cross-selling of the combined product portfolio estimated to contribute USD 0.4 billion by 2025. Ericsson also expects to achieve some cost efficiencies now that the deal is complete.

Vonage has a strong track record of growth and margin evolution. Sales were USD 1.4 billion in the 12-month period to 31 March 2022, and over the same period, the company delivered an adjusted EBITDA margin of 13 percent and free cash flow of USD 93 million.

Ericsson remains committed to the previously communicated long-term financial targets of an EBITA margin of 15-18 percent and Free Cash Flow before M&A of 9-12 percent of sales; as well as the 2022 EBIT margin target of 12-14 percent for the Ericsson Group excluding Vonage.

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PRESS RELEASE

July 21, 2022

Vonage is currently engaged with the U.S. Federal Trade Commission to resolve an investigation into historic consumer practices which was initiated in 2020.

NOTES TO EDITORS:

RELATED LINKS

Vonage

Ericsson Enterprise Services

Dynamic End User Boost

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About Ericsson

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans the business areas Networks, Cloud Software and Services, Enterprise Wireless Solutions, and Technologies and New Businesses. It is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s innovation investments have delivered the benefits of mobility and mobile broadband to billions of people globally. Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

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PRESS RELEASE

July 21, 2022

About Vonage

Vonage, a global cloud communications leader, helps businesses accelerate their digital transformation. Vonage’s Communications Platform is fully programmable and allows for the integration of Video, Voice, Chat, Messaging and Verification into existing products, workflows and systems. Vonage’s fully programmable unified communications and contact center applications are built from the Vonage platform and enable companies to transform how they communicate and operate from the office or anywhere, providing enormous flexibility and ensuring business continuity. Vonage Holdings Corp. is headquartered in New Jersey, with offices throughout the United States, Europe, Israel and Asia. www.vonage.com

Forward-looking statements

This release includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

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PRESS RELEASE

July 21, 2022

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors” in the latest interim report, and in “Risk Factors” in the Annual Report 2021.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this release, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulations.

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